UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 16, 2018

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release
Paris, 16 July 2018

Orange acquires Basefarm Holding and becomes a European leader in cloud computing services for the enterprise sector

•    Orange announces the acquisition of 100% of the capital of Basefarm Holding AS, a major player in cloud infrastructure and critical application services in Europe

•    This acquisition is set to reinforce Orange Business Services’ position in the cloud computing services market for which it is already leader in France and a significant player in Europe

Following a competitive tender process initiated by Abry Partners for its stake in Basefarm, the Orange Group, through its enterprise subsidiary Orange Business Services, has announced today the signature of a contract to acquire 100% of the company’s capital for an enterprise value of 350 million euros.

Basefarm is a leading European player in cloud-based infrastructure and services, as well as the management of critical applications and data analysis. The company, which recorded revenues of over 100 million euros in 2017, has enjoyed strong growth since 2015. Basefarm has a strong operational presence in several European countries, particularly in Norway, Sweden, the Netherlands, Austria and in Germany, where it boasts a cutting-edge big data activity. Its business proposition lies at the forefront of the most innovative services in cloud computing, Big Data and Artificial Intelligence thanks to the widely-recognized expertise of its 550 employees and to the high satisfaction from its customers.

Following the recent purchase of Business & Decision, the acquisition of Basefarm represents an important step forward in Orange Business Services’ development strategy. With its existing team of 1,600 cloud computing experts, Orange Business Services is currently growing by around 15 to 20% each year on the global market in this sector. The acquisition of Basefarm will complement its existing catalogue of offers and will reinforce its strategic position by bringing a new source of expertise and innovative technologies, particularly in data management, the management of critical applications, Big Data and multi-cloud services. The addition of Basefarm will also complete the geographical reach of Orange’s services, enabling it to become a leading player in Europe.

By joining forces with Orange Business Services, Basefarm will gain a unique opportunity to accelerate growth in public and private cloud-services while benefitting from access to Orange’s global networks and infrastructure.

“We are very proud to announce the acquisition of Basefarm, which will mark a major milestone in our international development. In particular, the company’s integration will enable us to significantly extend our Big Data and critical application management services on a rapidly consolidating market. In addition to our ability to offer access to public or private cloud infrastructure, it is above all our capacity to propose enriched, automated services to our customers, wherever they are in the world, that will enable us to support companies as they transform onto new, digital models based on cloud-computing, Big Data and Artificial Intelligence,” said Helmut Reisinger, Chief Executive Officer of Orange Business Services.

The closing of the transaction is expected to take place during the third quarter of 2018 and is conditional upon the approbation of the relevant competition authorities.

About Orange

Orange is one of the world’s leading telecommunications operators with sales of 41 billion euros in 2017 and 150,000 employees worldwide at 31 March 2018, including 91,000 employees in France. The Group has a total customer base of 263 million customers worldwide at 31 March 2018, including 202 million mobile customers and 20 million fixed broadband customers. The Group is present in 28 countries. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services. In March 2015, the Group presented its new strategic plan “Essentials2020” which places customer experience at the heart of its strategy with the aim of allowing them to benefit fully from the digital universe and the power of its new generation networks.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contact: +33 1 44 44 93 93

Tom Wright; tom.wright@orange.com

ORANGE

Date: July 16, 2018	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations